June 27, 2007
VIA EDGAR TRANSMISSION
Corresp
Heather Clark
Linda Cvrkel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CKX, Inc. Form 10-K for the year ended December 31, 2006 Filed March 1, 2007 File No. 000-17436
We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), responses to the comments received from the Commission on June 13, 2007.
Annual Report on Form 10-K for the year ended December 31, 2006
Consolidated Balance Sheets, page 56
1.	Please tell us and explain in the notes to your financial statement the redemption terms associated with the 1,672,170 shares of redeemable restricted common stock that have been reflected as mezzanine equity of $23,002 in your consolidated balance sheets at December 31, 2006 and 2005. Refer to the disclosure requirements outlined in paragraph 8 of SFAS No. 129. Also, if these shares represent the 1.7 million of common shares held by the former shareholders of 19 Entertainment as discussed in footnote (b) to the table on page 44 of MD&A, explain why the amounts reflected in the balance sheets differ from that reflected in the table on page 44 of $22,039.
          In connection with the acquisition of 19 Entertainment, certain sellers of 19 Entertainment entered into a Put and Call Option Agreement that provides them with certain rights relating to the conversion shares whereby, during a short period following the six year anniversary of the acquisition (March 17, 2011), the Company can exercise a call right to purchase the common stock of such shareholders at a price of $24.72 per share and these sellers can exercise a put right to sell the common stock to the Company at a price of $13.18 per share. The put and call rights apply to 1,672,170 common shares.

          The value of the redeemable restricted common stock on the Company’s balance sheet of $23.0 million represents the 1,672,170 shares at the value on the date issued of $16.83 per share for a total of $28.1 million, less the value of the Put and Call Option Agreement at March 17, 2005 which was estimated to be $5.1 million and was recorded as a reduction of purchase price as part of the purchase accounting for 19 Entertainment. The put and call option is not a freestanding instrument as defined in SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, because it cannot be legally detached from the underlying common stock. The Company evaluated the put and call option under SFAS 133, Accounting for Derivative Instruments and Hedging Activities, as an embedded feature and determined it was not a bifurcatable derivative and, in accordance with EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, the put and call option was classified as a component of equity. As the Company considered the common stock, including the put and call option, as a single equity instrument, and since the stock was puttable to the Company at the option of these sellers, these shares were presented in the Company’s balance sheet as temporary equity under the heading Redeemable Restricted Common Stock at an estimated fair value inclusive of the put/call rights at $23.0 million.
          The amount of $22.0 million in footnote (b) to the commitments table on page 44 of MD&A reflected the 1,672,170 redeemable restricted common shares noted above at the price per share that the sellers can put the shares back to the Company ($13.18).
          We will include the disclosure with respect to the above in future filings.
Notes to consolidated financial statements, page 61
Note 2. Summary of Significant Accounting Policies, page 61
Principles of Consolidation, page 61
2.	We note that you record the company’s share of earnings or losses of joint ventures and affiliated companies under the equity method of accounting. We further note from page 9 that you consolidate your 50% in 1966 Entertainment Limited and the joint venture, 19 RM Limited. Please provide us with further information on your ownership of these entities, including why you believe it is appropriate to consolidate these 50% owned entities pursuant to ARB 51, SFAS 94, SOP 78-9, FIN 46R, or other relevant technical accounting literature. Your response should specifically include your FIN 46R analysis if the company is considered the primary beneficiary of these entities.
          The Company evaluated both investments in accordance with the guidance in Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities (FIN 46). Our analysis comprised the following:
1.	We evaluated all of the scope exceptions in FIN 46 and determined that none applied.

2.	We then evaluated each entity to determine if it was a variable interest entity (VIE), as defined in FIN 46:
Each entity met the criteria for having equity investments at risk, so the entities were not VIE’s under that criteria.
Each entity’s equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. In each case, these entities require future funding because no significant capital was contributed upon formation of the entities. Therefore, each entity was deemed a VIE.
3.	We then evaluated if the Company is the primary beneficiary of the entities. We determined that the Company is the primary beneficiary of each entity because the Company is funding the start-up costs of each entity and expects to fund future projects for each entity.
     The Company has therefore consolidated each entity. This position will be re-evaluated periodically if and when circumstances change.
Note 6, Acquisitions, page 73
3.	In future filings, please revise the notes to your financial statements to include all of the disclosures required by paragraph 51 of SFAS No.141 in your financial statements for the material acquisition transactions that occurred during all periods presented in your financial statements. As part of your revised disclosures, please include a purchase price allocation for each acquisition and a discussion of the reasons for the acquisitions, including the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the requirements outlined in paragraphs 51b and 51e of SFAS No.141.
          We will include all required disclosures for material acquisition transactions in our financial statements in all future filings.
Note 7. Intangible Assets and Goodwill, page 75
4.	We note the disclosure in Note 7 indicating that the finalization of the Presley Business purchase price allocation resulted in a decrease in goodwill and deferred tax liabilities of $4.5 million during the year ended December 31, 2006. Please tell us in further detail the specific nature and timing of the facts or circumstances that resulted in the change in the purchase price allocation for the Presley Business of $4.5 million during 2006. We may have further comment upon receipt of your response.

The Presley Business consisted of numerous legal entities and the Company had made a preliminary determination of our tax basis in the assets acquired for purposes of preparing it’s financial statements included in the Company’s 2005 Form 10-K. The Company finalized its review of the tax basis in the quarter ended March 31, 2006 as we began to plan for the filing of our first tax return to include the Presley Business, and determined that our interest in certain intangible assets required an adjustment to the previously estimated deferred taxes. Per EITF 93-7, Uncertainties Related to Income Taxes in a Purchase Business Combination, SFAS No. 141, Business Combinations, and FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, the resolution of this uncertainty was reflected in the purchase price allocation.
5.	Also, revise future filings to include an analysis of the changes in the carrying value of goodwill during each period for which a balance sheet is presented. Refer to the disclosure requirements outlined in paragraph 45c of SFAS No.142.
     In future filings we will include this information for each period for which a balance sheet is presented.
Form 10-Q for the quarterly period ended March 31, 2007
Exhibits 31.1 and 31.2
6.	We note that the certifications filed as Exhibits 31.1 and 31.2 to your Form 10-K were not in the proper form, specifically omitting the material weakness disclosure in item 5a. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Refer to Part II.B.4 of Release No.8124. Accordingly, please revise future filings to include the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.
          The Company will ensure that all future filings fully comply with the wording requirements in the regulations noted above.
We herby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/ Thomas P. Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Executive Vice President and Treasurer

5